

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

David Klein
Chief Executive Officer
Canopy Growth Corp
1 Hershey Drive
Smiths Falls, Ontario, Canada

> **Re: Canopy Growth Corp**
> **Form 10-K for the Fiscal Year ended March 31, 2021**
> **Filed June 1, 2021**
> **File No. 001-38496**

Dear Mr. Klein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences